Exhibit 99.1

Fortuna Announces Possible Delay in Filing its Annual Financial Results

Vancouver, March 20, 2017: Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) (NYSE: FSM) (TSX: FVI) announces that due to an ongoing regulatory review of the Company’s 2015 annual filings, the Company may be delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015 (the “Annual Financial Documents”).

As part of a review by the staff of the United States Securities and Exchange Commission (the “SEC”) of the Company’s Annual Report on Form 40-F for the year ended December 31, 2015, the SEC has provided comments on the Company’s use of inferred resources in its audited financial statements for the calculation of depletion expenses (the “SEC Comments”). The Company considers the use of its inferred resources in the calculation of depletion expenses to be appropriate under IFRS and consistent with the practice of other Canadian mining companies. However, until the SEC Comments are resolved, the Annual Financial Documents cannot be finalized.

The Company and its auditors and legal counsel are working to address the SEC Comments. Once resolution is reached with the SEC, the Company will proceed with the finalization and filing of the Annual Financial Documents as soon as practicable. The Company expects to be in a position to complete the filing within 45 days of the date hereof.

The Company’s Annual Financial Documents are required to be filed no later than March 31, 2017. The Company has applied to the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities pursuant to National Policy 12-203 Management Cease Trade Orders for a management cease trade order (“MCTO”) in connection with the possible late filing of the Annual Financial Documents. If an MCTO is issued, the MCTO will prohibit the Chief Executive Officer and the Chief Financial Officer from trading in securities of the Company for so long as the required filing of the Annual Financial Documents has not been completed.

If an MCTO is issued, the Company intends to issue bi-weekly news releases containing updating information until the Annual Financial Documents are filed.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented precious metals producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

For further information please contact:

Fortuna Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

The Toronto Stock Exchange and the New York Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation, and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the SEC Comments and anticipated resolution thereof, the finalization and filing of the Company’s Annual Financial Documents, and the application for, and issuance of, an MCTO. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events “could” or “should” occur or be achieved, and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, risks that the SEC Comments will not be resolved in a timely fashion or in a manner that is satisfactory to the Company, which could delay the filing of the Annual Financial Documents for longer than the Company anticipates or could require the Company to amend its prior disclosures and revise its draft disclosures in the Annual Financial Documents, changes in the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual events, actions or results to differ materially from those described in the Forward looking Statements, there may be other factors that cause events, actions or results to differ from those anticipated, estimated or intended.

Fortuna believes that the assumptions and expectations reflected in the Forward looking Statements in this news release are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward looking Statements should not be unduly relied upon. These Forward looking Statements speak only as of the date of this news release, and Fortuna will not necessarily update these statements unless required to do so by securities laws.